Exhibit A-5
NMC Balance Sheet

December 31, 2002
ASSETS
Cash & Cash Equivalents	13,664,291
Accounts Receivable	82,366,300
Prepayments	3,971,281
Property, Plant, & Equipment	28,250,020
Less: Accumulated Depreciation	(5,921,388)
Long Term Investments	1,959,645
Total Assets	124,290,149

LIABILITIES/EQUITY
Current Liabilities
Trade Payables	42,635,108
Other Payables	2,166,640
Compensation & Benefits	46,191,191
90,992,939
Non-Current Liabilities
Mortgage	2,027,387
Capital Lease	2,797,503
Asset Owner Deposit	10,700,000
Other Non-Current	1,959,645
17,484,535

Equity
WEC Equity Position	3,162,535
WPS Equity Position	3,162,535
Xcel Equity Position	3,162,535
Alliant Equity Position	3,162,535
CE Equity Position	3,162,535
15,812,675

Total Liabilities and Shareholders' Equity	$124,290,149